July 16, 2010
By EDGAR
Mark P. Shuman
Branch Chief — Legal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
RE:	Sapient Corporation Definitive Proxy Statement on Schedule 14A Filed April 29, 2010; File No. 000-28074
Dear Mr. Shuman:
This letter responds to the Securities and Exchange Commission’s (the “Commission”) letter dated June 24, 2010 relating to its staff’s (the “Staff”) review of Sapient Corporation’s (the “Company”) Definitive Proxy Statement on Schedule 14A filed April 20, 2010 (the “Proxy Statement”).
For reference purposes, we include below the Staff’s comment and our response.
Commission Comment:
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K, although you state that, for 2010, the Committee will continue to enhance its review of the Executive Program in an effort to ensure that no components of the Executive Program encourage executives to take unnecessary or excessive risks. Please advise us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.
Company Response:
In concluding that the Company’s executive and other employee compensation policies and practices (“Compensation Programs”) are not likely to have a material adverse effect on the Company and its business, Company management (“Management”) considered both the design of our Compensation Programs, and the oversight that Management and the Compensation Committee of our Board of Directors (the “Compensation Committee”) exercise concerning these programs.
Compensation Programs Design
As described in the Compensation Discussion and Analysis (“CD&A”) section of the Company’s Proxy Statement (pages 20-35), the Company compensates its executives principally in the form of base salaries, annual incentive/bonus cash payments and long-term equity awards (restricted stock units) that, except for the limited exceptions noted in the CD&A, are subject to time-based vesting. The Company’s non-executive employees are compensated in a similar fashion, based on the design principles described below.

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The Compensation Programs are designed to be market competitive and, as such, do not enable an individual to earn compensation, either in the aggregate or with respect to any single compensation component, far in excess of market norms. Specifically, as indicated in the CD&A, executive base salaries are targeted at or as much as 15% below market median (“Median”) of peer companies, total executive cash (defined as base salary plus cash bonus eligibility) is targeted at the Median and executive total direct compensation (i.e., base salary, bonus eligibility and equity-based incentive compensation) is targeted above the Median by up to 15%. Total direct compensation for the Company’s non-executive employee population is targeted at the Median.
Regarding the Company’s annual incentive/cash bonus programs, the size of the bonus targets, the objectives against which individuals are measured to determine bonus eligibility and the parameters for payment of annual bonuses form a program that does not encourage individuals to undertake excessive risks in an effort to achieve higher bonus compensation. Specifically:
•	All executive and non-executive employees’ target incentive amounts are determined by a fixed dollar amount or a percentage of an individual’s base salary. For 2009, the Company’s executive bonus targets ranged from 43% to 91% of executive base salaries, and non-executive bonus targets ranged from 4% to 100% of individual base salaries.

•	Employee bonus payouts are based on achievement of individual objectives in addition to Company and business unit financial performance.[1] While some of these objectives may include a business unit leader’s achievement of certain financial targets within his particular business unit (e.g., revenue growth, operating margin, achievement of cost savings and operating efficiencies), several objectives are qualitative in nature and tied to an individual’s general leadership skills as well as promotion, and contributions toward the achievement, of the Company’s Strategic Context (defined as the Company’s purpose, core values, vision, goals and client value proposition). Accordingly, these performance objectives promote and measure individual contributions in many areas that neither encourage nor subject the Company to excessive risk.

•	Employee bonuses are not guaranteed and any payouts are subject to available bonus pool funding. Depending on the Company’s financial performance, the bonus pool payable in a given year may yield a payment greater than 100% of the eligible participants’

[1]	The CEO is the Company’s only senior level employee whose bonus is entirely non-discretionary (the bonus is tied to Company operating margin performance) and not based, in whole or in part, on individual objectives.

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aggregate bonus targets or considerably less. For example, the actual 2009 incentive payments for our senior executives ranged between approximately 50% and 66% of the executives’ annual incentive targets, and non-executive employee incentive payments ranged between 0% and 115% of such employees’ targets.[2] Accordingly, because the Company’s bonus funding parameters limit the size of employee bonuses, employees are not rewarded for taking, and therefore are not encouraged to take, excessive risks in an effort to achieve a larger bonus.
Regarding the Company’s equity incentive programs, all equity awards (except the CEO’s 2010 award and an award granted to the CFO upon his joining the Company in 2006) are subject to timed-based vesting, and typically vest over a four-year period. Consequently, because the vesting of these awards is fixed and non-discretionary, the awards promote an employee’s long-term commitment to the Company and aren’t predicated on or influenced by an individual’s excessive risk taking. Further, the size of the awards granted to employees each year is bounded by ranges (for new hires) and maximum allowable grants (for current employees) established by the Company’s Board of Directors and reviewed periodically by the Compensation Committee. Any exceptions to these limits require Compensation Committee approval. Accordingly, the Company’s equity award practices do not encourage excessive risk taking, as an employee may not receive a larger equity award than that authorized per Board-established limits. For 2009, our executive equity awards comprised 31% to 58% of the executives’ total direct compensation, and our non-executive equity awards comprised 6% to 59% of such individuals’ total direct compensation.
Compensation Programs Oversight
The Compensation Programs are subject to the oversight of the Compensation Committee as well as a Management compensation committee (“Management Committee”) consisting of the CEO, CFO, General Counsel, head of the Company’s People Strategy (human resources) organization and the Company’s global compensation director.
The Management Committee meets bi-monthly (or more frequently) to approve specific compensation packages for certain senior level new hires as well as review the appropriateness of and recommend changes to the Compensation Programs.
Given the program oversight activities performed by the Management Committee and Compensation Committee, the frequent dialogue that occurs between Management and the Compensation Committee concerning the design and appropriateness of all components of employee compensation, and the guidance of external compensation advisors to inform program design and validate the reasonableness of the Compensation Programs, Management has determined that the Compensation Programs do not encourage or result in risks that are reasonably likely to have a material adverse effect on the Company.

[2]	Certain individuals (less than 2% of the Company’s worldwide workforce) whose roles include business development responsibilities received payments that exceeded this range, based on their achievement of individual sales goals.

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The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosures in the Proxy Statement; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or further comments regarding this matter, please contact me at (617) 963-1599.
Sincerely,

/s/ Kyle A. Bettigole
Kyle A. Bettigole
Vice President, Assistant General Counsel and Assistant Secretary

cc:	Alan J. Herrick, President and Chief Executive Officer
Joseph S. Tibbetts, Jr., Senior Vice President, Chief Accounting Officer and Chief Financial Officer
Jane E. Owens, Senior Vice President and General Counsel